Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

29 November 2007

ASX ANNOUNCEMENT - RESULTS OF THE 2007 ANNUAL GENERAL MEETING

As required by Listing Rule 3.13.2 we advise the outcome of the resolutions put to the shareholders at the Company’s Annual General Meeting.

1.               Directors’ remuneration report. The ordinary resolution in relation to the adoption of the Director’s remuneration report was PASSED with the voting by poll.

2.               Re-election of Mr Stephen Chang as a director. The ordinary resolution re-electing Mr Stephen Chang as a director was PASSED with the voting by poll.

3.               Approval for increase in non-executive directors’ fee pool. The ordinary resolution increasing the non-executive directors’ fee pool from $300,000 to $500,000 per annum was PASSED with the voting by poll.

4.               Approval of Directors and Employees Option Incentive Plan. The ordinary resolution approving the Directors and Employees Option Incentive Plan was PASSED with the voting by poll.

The votes received in relation to the resolutions were as follows:

Resolution	For	Against	Abstain
1	11,027,504	8,761,407	170,209
2	10,529,740	5,348,533	3,990,847
3	13,358,769	5,413,742	52,107
4	9,607,959	9,161,006	55,653

END

For more information, please contact:

Mr Linton Burns

Company Secretary

Progen Pharmaceuticals Limited

Ph: 61 7 3842 3333